May 10, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jim B. Rosenberg

Senior Assistant Chief Accountant

Re:	Alterra Capital Holdings Limited

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 28, 2013

File No. 000-33047

Ladies and Gentlemen:

Reference is made to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 9, 2013 with respect to Alterra Capital Holdings Limited’s (the “Company’s” or “our”) Form 10-K for the fiscal year ended December 31, 2012 filed February 28, 2013 (the “Form 10-K”).

For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Form 10-K. All numbers are in thousands except where noted otherwise and except for per share data.

Item 9A. Controls and Procedures, page 86

1.	Please amend your filing to include a complete management’s report on internal control over financial reporting, particularly your effectiveness assessment, as required by Item 308 of Regulation S-K.

The Company acknowledges the Staff’s comment and has amended our filing to include a complete management’s report on internal control over financial reporting.

In addition, we confirm that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Alterra Capital Holdings Limited, a Markel company

Markel House, 2 Front Street, Hamilton HM 11, Bermuda

P.O. Box HM 2565, Hamilton HM KX, Bermuda 441 295 8800

www.markelcorp.com

Please do not hesitate to contact the undersigned at (441) 294-2251 with any questions or comments regarding any of the foregoing.

Very truly yours

/s/ Joseph W. Roberts
Joseph W. Roberts
Executive Vice President and Chief Financial Officer